                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                         -----------------------------
                                  SCHEDULE TO

           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                              PTEK HOLDINGS, INC.
              (Name of Subject Company (Issuer) and Filing Person)

                       OPTIONS TO PURCHASE COMMON STOCK,
                            PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  74058F 10 2
                     (CUSIP Number of Class of Securities)
                                 (Common Stock)

                                PATRICK G. JONES
                            EXECUTIVE VICE PRESIDENT
                              PTEK HOLDINGS, INC.
                           3399 PEACHTREE ROAD, N.E.
                         THE LENOX BUILDING, SUITE 600
                               ATLANTA, GA  30326
                                 (404) 262-8400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                   Communications on Behalf of Filing Person)

                                With a copy to:
                               LAURA G. THATCHER
                               ALSTON & BIRD LLP
                           1201 WEST PEACHTREE STREET
                             ATLANTA, GA 30309-3424
                                 (404) 881-7000

                           CALCULATION OF FILING FEE
            Transaction Valuation*             Amount of Filing Fee
                 $7,241,944                          $1449.00

* Calculated solely for purposes of determining the filing fee in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934 and Rule 0-11 thereunder. This amount assumes the purchase of all options for which this offer is being made.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       Amount previously paid:   Not applicable.   Filing party: Not applicable.
       Form of registration No.: Not applicable.   Date filed:   Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ]  third party tender offer subject to Rule 14d-1.
[x]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

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ITEM 1.  SUMMARY TERM SHEET.

The information set forth in "Summary Term Sheet" in the Offer to Purchase (as defined below) is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

(a) The name of the issuer is PTEK Holdings, Inc., a Georgia corporation (the "Company"), and the address of its principal executive office is 3399 Peachtree Road, N.E., The Lenox Building, Suite 600, Atlanta, Georgia 30326. The information set forth under "Certain Information About Us" in
     Section 9 of the Offer to Purchase is incorporated herein by reference.

(b) This Tender Offer Statement on Schedule TO (this "Schedule") relates to an offer by the Company to purchase from its current employees and directors and certain designated former employees, certain outstanding options to acquire shares of its common stock, par value $.01 per share (the "Options"), for shares of restricted stock, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 29, 2001 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal," which together with the Offer to Purchase constitute the "Offer"), copies of which are attached hereto as Exhibits A1 and A2, respectively. The information set forth in "Summary Term Sheet," "Introduction," "Number of Options; Expiration Date," "Acceptance for Purchase of Options and Payment of Purchase Price" and "Source and Amount of Consideration; Terms of Restricted Stock Awards" in the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in "Price Range of the Common Stock" in the Offer to Purchase is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The information set forth under Item 2(a) above is incorporated herein by reference. The issuer is the filing person.

ITEM 4.  TERMS OF THE TRANSACTION.

(a) The information set forth in "Summary Term Sheet," "Introduction," "Number of Options; Expiration Date," "Procedure for Tendering Options," "Withdrawal Rights," "Acceptance for Purchase of Options and Payment of Purchase Price," "Certain Conditions of the Offer," "Source and Amount of Consideration; Terms of Restricted Stock Awards," "Status of Options Acquired by Us in the Offer," "Certain Legal Matters; Regulatory Approvals," "Certain Federal Income Tax Consequences" and "Extension of Offer; Termination; Amendment" in the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in "Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" in the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND
         AGREEMENTS.

(e) The information set forth in "Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" in the Offer to Purchase is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) The information set forth in "Purpose of the Offer" in the Offer to Purchase is incorporated herein by reference.

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(b)  The information set forth in "Acceptance for Purchase of Options and
     Payment of Purchase Price" and "Status of Options Acquired by Us in the Offer" in the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in "Purpose of the Offer" in the Offer to Purchase is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in "Source and Amount of Consideration; Terms of Restricted Stock Awards" and "Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in "Certain Conditions of the Offer" in the Offer to Purchase is incorporated herein by reference.

(d)  Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)  Not applicable.

(b) The information set forth in "Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" in the Offer to Purchase is incorporated herein by reference.

ITEM 9.  PERSON/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)  Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

(a) The information set forth in "Certain Information About Us" and "Additional Information" in the Offer to Purchase, and pages 47 to 78 of the Annual Report on Form 10-K for the year ended December 31, 2000 and pages 3 to 21 of the Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

(a) The information set forth in "Certain Legal Matters; Regulatory Approvals" and "Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" in the Offer to Purchase is incorporated herein by reference.

(b)  Not applicable.

ITEM 12. EXHIBITS.

(a)  (1)  Offer to Purchase, dated November 29, 2001.

     (2)  Form of Letter of Transmittal.

     (3)  Form of Letter to Holders.

     (4) PTEK Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2000, incorporated herein by reference.

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     (5)         PTEK Holdings, Inc. Quarterly Report on Form 10-Q for the
                 quarter ended March 31, 2001, incorporated herein by reference.

     (6) PTEK Holdings, Inc. Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, incorporated herein by reference.

     (7) PTEK Holdings, Inc. Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, incorporated herein by reference.

     (8) PTEK Holdings, Inc. Current Reports on Form 8-K filed with the Securities and Exchange Commission on February 21, 2001,
                 July 11, 2001 and October 9, 2001, incorporated herein by reference.

(d)  (1.1)       PTEK Holdings, Inc. 1998 Stock Plan (formerly named Premiere
                 Technologies, Inc., Amended and Restated 1998 Stock Plan), incorporated by reference to Exhibit 10.1 to PTEK Holdings, Inc. Quarterly Report on Form 10-Q for the quarter ended June
                 30, 1999, and Amendment No. 1 thereto, incorporated by reference to Exhibit 10.45 to PTEK Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2000.

     (1.2) PTEK Holdings, Inc. 1995 Stock Plan, incorporated by reference to Appendix C to the PTEK Holdings, Inc. definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 30, 2001.

     (2.1)       Representative Sample of Restricted Stock Award Agreement.

(b), (g) and (h) Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

(a)  Not applicable.


                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                   PTEK HOLDINGS, INC.


                                   By:  /s/ Boland T. Jones
                                        ------------------------------------
                                        Boland T. Jones
                                        Chairman and Chief Executive Officer
Dated:  November 29, 2001

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                               INDEX TO EXHIBITS

EXHIBIT
NUMBER    DESCRIPTION

Al    -   Offer to Purchase, dated November 29, 2001.

A2    -   Form of Letter of Transmittal.

A3    -   Form of Letter to Holders.

A4    -   PTEK Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2000, incorporated herein by reference

A5    -   PTEK Holdings, Inc. Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, incorporated herein by reference.

A6    -   PTEK Holdings, Inc. Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, incorporated herein by reference.

A7    -   PTEK Holdings, Inc. Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, incorporated herein by reference.

A8    -   PTEK Holdings, Inc. Current Reports on Form 8-K filed with the Securities and Exchange
          Commission on February 21, 2001, July 11, 2001 and October 9, 2001, incorporated herein by reference.

D1.1  -   PTEK Holdings, Inc. 1998 Stock Plan (formerly named Premiere Technologies, Inc., Amended and
          Restated 1998 Stock Plan), incorporated by reference to Exhibit 10.1 to PTEK Holdings, Inc.
          Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, and Amendment No. 1 thereto, incorporated by reference to Exhibit 10.45 to PTEK Holdings, Inc. Annual Report on Form 10-K
          for the year ended December 31, 2000.

D1.2  -   PTEK Holdings, Inc. 1995 Stock Plan, incorporated by reference to Appendix C to the PTEK Holdings,
          Inc. definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 30, 2001.

D2.1  -  Representative Sample of Restricted Stock Award Agreement.

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